

Mail Stop 7010

February 23, 2007

David M. Minnick, Secretary
Stifel Financial Corp.
One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102-2102

      Re: **Stifel Financial Corp.**
              Preliminary Schedule 14A
              Filed on January 29, 2007
              File No. 0-09305

Dear Mr. Minnick:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us why shareholders are not required to vote on the acquisition of Ryan Beck.

2.   Also, please confirm to us that the issuance of approximately 2.5M shares to Bancorp in the merger does not exceed 20% of your outstanding common stock.

3.   It appears that you are not S-3 eligible since the Form 8-K dated May 9, 2006 was filed late. If you are not S-3 eligible, Item 13 information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 13(b) of Schedule 14A, unless you receive a waiver from the Office of Chief Counsel. Please advise.

4.   Under Note A to Schedule 14A, the information required by Item 14 of Schedule 14A is required in your proxy statement with respect to your proposal to issue shares in connection with the acquisition of Ryan Beck. Please revise your proxy statement to include the information, including financial information, required by Item 14 or advise us of why you have not included this information. We may have further comments after we review your response.

5.   Please disclose whether or not you received any report or appraisal regarding the acquisition of Ryan Beck. If so, please provide the information required by Item 14(b)(6) of Schedule 14A. We note the disclosure in your press release that Citigroup Corporate and Investment Banking acted as exclusive financial advisor to Stifel Financial in connection with the transaction.

6.   Please include a section describing interests of certain persons in the forepart of the document describing the benefits that officers and directors receive in the transaction and any conflicts of interest. See Item 5 of Schedule 14A.

7.   Please include a Summary section disclosing the key terms of the transaction from an investor's point of view. For example, disclose the total transaction value, including the value of the 2.5M shares you are issuing to Bancorp and the changes to the board as a result of the transaction. Consider whether other aspects of your transaction are material to shareholders and should be discussed in the Summary.

8.   Please disclose throughout the filing the maximum shares issuable in connection with the acquisition, including the earn-out payments, based on a recent stock price and the company's best estimates. Also clarify throughout the filing that 1.2 million shares are reserved for issuance under the stock incentive plan.

Proposal 1, page 9

Background, page 9

9.   Please quantify the shares you currently have authorized and issued and discuss the potential dilutive effects of the proposal, including the potential issuance of shares according to the contingent earn-outs, to existing shareholders.

10.   Please quantify the maximum percentage of beneficial ownership of the company to be held by the shareholders of Ryan Beck as a result of the transaction.

11.   Please clarify whether the warrants are immediately exercisable.

12.   Please identify the option holders of Ryan Beck who will receive consideration for the merger.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Robert J. Endicott, Esq.
        Bryan Cave LLP
        One Metropolitan Square
        211 North Broadway, Suite 3600
        St. Louis, MO 63102-2750